

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Mr. David W. Hempstead
Principal Executive Officer and Principal Financial Officer
TetriDyn Solutions, Inc.
1651 Alvin Ricken Drive
Pocatello, ID 83201

> **Re:** **TetriDyn Solutions, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-K/A for the Fiscal Year ended December 31, 2009**
> **Filed October 22, 2010**
> **File No. 033-19411-C**

Dear Mr. Hempstead:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief